Exhibit 99.2

TSAKOS ENERGY NAVIGATION LIMITED

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2013

Results of operations – management’s discussion & analysis

(Percentage calculations are based on the actual amounts shown in the accompanying financial statements)

Voyage revenues

Voyage revenue earned for the three months ended September 30, 2013 and 2012:

	2013		2012
	$ million	% of total	$ million	% of total
Time charter-fixed rate	40.1	37%	25.4	27%
Time charter-variable rate (profit-share)	17.8	17%	24.0	26%
Time charter-bare-boat	0.7	1%	2.3	3%
Voyage charter-spot market	46.5	43%	37.1	40%
Voyage charter-contract of affreightment	1.4	1%	—	0%
Pool arrangement	1.1	1%	3.6	4%

Total voyage revenue	107.6	100%	92.4	100%

Voyage revenue earned for the nine months ended September 30, 2013 and 2012:

	2013		2012
	$ million	% of total	$ million	% of total
Time charter-fixed rate	101.8	33%	69.7	24%
Time charter-variable rate (profit-share)	54.0	17%	73.8	25%
Time charter-bare-boat	5.3	2%	7.0	2%
Voyage charter-spot market	146.4	47%	126.5	43%
Voyage charter-contract of affreightment	1.4	0%	—	0%
Pool arrangement	4.5	1%	16.7	6%

Total voyage revenue	313.4	100%	293.7	100%

Voyage revenue earned during the three months ended September 30, 2013 was $107.6 million compared to $92.4 million, or 16.4% higher than during the three months ended September 30, 2012. The increase was mostly due to the addition of the two DP2 shuttle tankers Rio 2016 and Brasil 2014, which started their 15-year charters in May and June 2013 respectively. The market continued to be weak due to tanker overcapacity, but with signs of improvement especially in the categories of the smaller product carriers.

During both third quarters of 2013 and 2012, the Company operated on average 48.0 vessels. Total utilization (total days that the vessels were actually employed as a percentage of total days in the period that we owned or controlled the vessels) achieved by the fleet in the third quarter of 2013 was 98.4% compared to 93.5% (or 97.5% excluding La Prudencia and La Madrina which were classified as held for sale) in the third quarter of 2012. The days lost in the third quarter of 2013 relate to the dry-docking of the panamax tanker Inca, repairs on the cargo system of the handysize tanker Byzantion and repositioning of the VLCC Millennium, which on completion of a long bare-boat charter on July 29, 2013, performed a few voyages in the spot market, before the commencement of its new 18-month time charter in late September 2013. In the third quarter of 2012, lost days included the dry-dockings of the suezmax tanker Silia T, the aframax tanker Izumo Princess and the panamax tanker Socrates, off hire of Bosporos which finished its dry-docking in the beginning of the quarter and was en route to its next loading port and off hire on La Madrina and La Prudencia which were held for sale and not operating.

Operating days on pure time-charter without profit share increased by 536 days or 42.7% between the third quarters of 2013 and 2012, and the amount of revenue earned under this type of employment increased in line by 57.9%. This change arose as a result of one new time charter of the aframax tanker Propontis which was on spot in the third quarter of 2012, two new time charters of the panamax tankers World Harmony and Chantal which were on time charter with profit share arrangements in the prior year’s third quarter and most importantly, the addition of the time charters of the shuttle tankers Rio 2016 and Brasil 2014 which earned their full quarter income potential, contributing $8.6 million of revenue in the quarter. There was a 23.4% decrease in the number of days utilized in profit-share arrangements which totaled 1,072 compared to 1,399 in the third quarter of 2012, while revenue earned in profit sharing arrangements decreased accordingly by 25.8%. During the third quarter of 2013 and 2012, all vessels on profit sharing arrangements were earning only the minimum revenue due to the weak market. The number of days in the third quarter 2013 that vessels were employed on spot, contract of affreightment and pool voyages remained almost unchanged at 1,482, just 10 days more compared to the 1,472 days in the third quarter of 2012, while revenue earned for these categories increased by 20.4%, due to the aframaxes, which while on spot during both third quarters of 2013 and 2012, earned higher rates by 9% in the third quarter of 2013.

Average daily TCE rates earned for the three and nine month periods ended September 30, 2013 and 2012 were:

	Three months ended		Nine months ended
	September 30,		September 30,
	2013	2012	2013	2012
	$	$	$	$
LNG carrier	80,500	80,500	80,500	69,877
VLCC	22,444	26,171	31,361	27,257
Suezmax	18,788	20,987	19,149	21,612
DP2 shuttle	47,612	—	38,436	—
Aframax	13,586	12,475	14,108	14,646
Panamax	14,609	14,412	14,673	15,022
Handymax	14,436	12,970	14,361	12,718
Handysize	13,617	12,704	15,270	13,011

TCE is calculated by taking voyage revenue less voyage costs divided by the number of operating days. We do not deduct commission, as commission is payable on all types of charter. In the case of the bare-boat charter which expired in July 2013, we added an estimate of operating expenses of $10,000 per day in order to render the bare-boat charter comparable to a time-charter.

Time charter equivalent revenue and TCE rate are not measures of financial performance under U.S. GAAP and may not be comparable to similarly titled measures of other companies. However, TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in shipping performance despite changes in the mix of charter types (i.e. spot voyage charters, time charters and bare-boat charters) under which the vessels may be employed between the periods. The following table reflects the calculation of our TCE rate for the period presented (amount in thousands of U.S. dollars, except for TCE rate, which is expressed in U.S. dollars and available days):

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012

Voyage revenues	$107,564	$92,409	$313,348	$293,686

Less :Voyage Expenses	(29,557)	(24,812)	(86,501)	(82,700)
Add: Representative operating expenses for bare-boat charter ($10,000 daily)	300	920	2,110	2,740

Time charter equivalent revenues	$78,307	$68,517	$228,957	$213,726

Divided by: net earnings (operating) days	4,346	4,127	12,674	12,461
Average TCE per vessel per day	$18,018	$16,602	$18,065	$17,152

The third quarter is traditionally the lowest demand quarter for energy transportation in any given year. However, this year we have seen some improvement. Product tanker rates were higher than in the previous year’s third quarter, assisted by increased diesel shipments from the U.S. to Europe. Also the crude tankers market showed signs of recovery with our aframaxes earning 9% higher compared to the prior year’s third quarter. The increased activity in the crude trade was evidenced by the chartering of our VLCC Millennium in September 2013 which entered an attractive 18-month time charter upon completion of its prior 15-year bare-boat charter. The supply situation continued to move in owners’ favor with the orderbook for vessels over 30,000dwt according to Clarkson Research Limited decreasing to approximately 10.7% of the fleet from 11.5% in 2012 and 22.3% in 2010, a recent lowpoint for tanker values. Global oil demand according to the International Energy Agency (IEA) is at all time high levels, at approximately 91.0 million barrels per day for 2013 compared to 89.6 million barrels per day for 2012. As a result of the above and coupled with bunker prices falling in the twelve months ended September 30, 2013 although still at high levels, average time charter equivalent or TCE revenue earned per vessel (see definition and table above) within the third quarter of 2013 was $18,018 or $1,416 higher than the $16,602 earned in the previous year’s third quarter.

During the nine months ended September 30, 2013, voyage revenues were at $313.4 million slightly higher than the $293.7 million achieved in the nine months ended September 30, 2012. Hire rates were stronger for our product carriers, while our crude carriers continued to be under pressure, albeit with signs of some recovery. For the first nine months of 2013, on average 47.3 vessels were operated compared to 48.0 in the first nine months of 2012. Since the end of the third quarter of 2012 to September 30, 2013, the Company has taken delivery of the DP2 suezmax shuttle tankers Rio 2016 and Brasil 2014 and sold the VLCC’s La Madrina and La Prudencia. For the nine month periods the utilization achieved was 98.1% for 2013 compared to 94.7% for 2012 (or 97.6% excluding La Prudencia and La Madrina which were held for sale in 2012). Apart from the lost days of the third quarter (as described above), the nine month period of 2013 also includes the dry-dockings of the panamaxes Maya and Selecao, the dry-docking of the suezmax Triathlon and off-hire days on a few other vessels which changed employment in the period.

Commissions

Commissions amounted to $4.2 million, or 3.9% of revenue from vessels, during the quarter ended September 30, 2013, compared to $3.4 million, or 3.7% of revenue, for the quarter ended September 30, 2012. For the nine month period of 2013, commissions amounted to $12.0 million or 3.8% of revenue, compared to $8.5 million or 2.9% of revenue in 2012. The overall increase during the nine month period ended September 30, 2013 was primarily due to increase in revenue in the first nine months of 2013 and due to reversal, in the second quarter of 2012, of amounts accrued, accumulated over several years, no longer considered payable.

Voyage expenses

Voyage expenses include costs that are directly related to a voyage, such as port charges, agency fees, canal dues and bunker (fuel) costs. They are borne by the Company in the case of spot market single voyages or for voyages under contract of affreightment. Otherwise, in the case of time-charters and bare-boat charters they are borne by the charterer or, in the case of vessels in a pool, by the pool operators.

Voyage expenses for the three months ended September 30, 2013 and 2012:

	Voyage expenses			Average daily voyage expenses per vessel (spot and CoA)
	2013	2012		2013	2012
	$ million	$ million	increase/ (decrease)	$	$	increase/ (decrease)

Bunker expenses	19.1	17.4	10.1%	13,743	16,008	(14.1)%
Port and other expenses	10.5	7.4	40.2%	7,521	6,882	9.3%

Total	29.6	24.8	19.1%	21,264	22,890	(7.1)%

Voyage expenses for the nine months ended September 30, 2013 and 2012:

	Voyage expenses			Average daily voyage expenses per vessel (spot and CoA)
	2013	2012		2013	2012
	$ million	$ million	increase/ (decrease)	$	$	increase/ (decrease)

Bunker expenses	57.9	58.5	(0.9)%	13,436	18,345	(26.8)%
Port and other expenses	28.6	24.2	17.9%	6,629	7,604	(12.8)%

Total	86.5	82.7	4.6%	20,065	25,949	(22.7)%

The amount of voyage expenses is highly dependent on the voyage patterns followed and part of the change between quarters may usually be explained by changes in the total operating days the fleet operated on spot charter and contract of affreightment. The number of days that vessels were employed on these types of charter in the third quarter of 2013 was 1,390 compared to 1,084 in the third quarter of 2012, a 28.2% increase. In the first nine months of 2013, there was a 35.3% increase to 4,311 days from 3,187 days in the first nine months of 2012. Voyage expenses were $29.6 million during the quarter ended September 30, 2013, compared to $24.8 million during the prior year’s third quarter, a 19.1% increase.

The increase in bunkering expenses between the third quarter of 2013 and 2012 is due to the increased number of days the fleet operated in types of employment bearing voyage expenses, offset by a decrease in the average price paid for bunkers by 8.0%. In the nine month period the volume consumed increased by 25.1% for the same reasons, whereas the average price paid for bunkers decreased by 9.6%, off-setting the increase in the volume of bunkers consumed. Port and other expenses increased by 40.2% between the three month periods as a result of the higher prices in the various ports visited in the corresponding three month periods and the increase in number of port calls as a result of the higher number of vessels trading on spot. In the nine month periods, port and other expenses increased by 17.9% and their average daily cost decreased by 12.8% as a result of the lower prices paid in the various ports visited, and the higher number of days the fleet operated in types of employment bearing voyage expenses.

Vessel operating expenses

Operating expenses for the three months ended September 30, 2013 and 2012:

	Operating expenses			Average daily operating expenses per vessel
	2013	2012		2013	2012
	$ million	$ million	increase/ (decrease)	$	$	increase/ (decrease)

Crew expenses	20.6	19.1	7.7%	4,695	4,423	6.1%
Insurances	3.7	3.8	(0.9)%	854	872	(2.1)%
Repairs and maintenance, and spares	3.4	4.5	(25.3)%	765	1,039	(26.4)%
Stores	1.7	1.9	(7.7)%	392	431	(9.0)%
Lubricants	1.7	1.4	17.7%	387	333	16.2%
Other (quality and safety, taxes, registration fees, communications)	1.7	2.4	(29.9)%	390	565	(31.0)%

Total	32.8	33.1	(1.0)%	7,483	7,663	(2.5)%

Earnings capacity days excluding days of employment on bare-boat charter				4,386	4,324

Operating expenses for the nine months ended September 30, 2013 and 2012:

	Operating expenses			Average daily operating expenses per vessel
	2013	2012		2013	2012
	$ million	$ million	increase/ (decrease)	$	$	increase/ (decrease)

Crew expenses	58.4	56.2	3.9%	4,590	4,360	5.3%
Insurances	10.7	11.5	(7.6)%	838	892	(6.1%)
Repairs and maintenance, and spares	10.8	14.5	(25.5)%	851	1,128	(24.6)%
Stores	6.1	5.4	12.7%	477	418	14.1%
Lubricants	4.3	4.6	(6.6)%	338	358	(5.6)%
Other (quality and safety, taxes, registration fees, communications)	6.8	8.6	(20.3)%	541	669	(19.1)%

Total operating expenses	97.1	100.8	(3.7)%	7,635	7,825	(2.5)%

Earnings capacity days excluding days of employment on bare-boat charter				12,712	12,878

Vessel operating expenses include crew expenses, insurances, repairs and maintenance, spares, stores, lubricants, and other expenses such as quality and safety, tonnage tax, registration fees and communications costs. They are borne by the Company for all vessels of the fleet except for the one vessel on bare-boat charter (Millennium). On July 29, 2013 Millennium was redelivered by its bare-boat charterers, and therefore incurred operating expenses for only 62 days up to September 30, 2013.

Earnings capacity days for the three month period ended September 30, 2013 were 4,386 compared to 4,324 in the third quarter of 2012, the only addition being the operating days of the VLCC Millennium in the third quarter of 2013. For the nine month period ended September 30, 2013, earnings capacity days, excluding the 211 days the VLCC Millennium was under bare-boat charter, decreased by 166 days or an equivalent of 0.6 vessels.

There was a 5.9% weakening of the U.S. dollar against the Euro in the third quarter of 2013, compared to the third quarter of 2012, and a 2.7% weakening of the U.S. dollar between the equivalent nine months periods. This depreciation mainly impacted crew costs, as approximately 50% of crew expenses, relating mainly to Greek vessel officers, are paid in Euro. For the three month period ended September 30, 2013, daily crew costs increased by 6.1%, whereas for the nine month period ended September 30, 2013, crew costs increased by 5.3% as a result of crew bonuses paid to seafarers and by the weakening of the US dollar. Insurance costs decreased for the three and nine months periods of 2013 compared to 2012 due to decreased hull and machinery insurance premiums as a result of lower vessel values and decreased P&I (Protection & Indemnity) insurance cost as a result of the lower tonnage during the three and nine months of 2013 due to the sale of the VLCCs La Madrina and La Prudencia at the end of 2012.

Repairs, spares and maintenance expenses were significantly lower in the third quarter of 2013 compared to the third quarter of 2012. In the third quarter of 2013, only the Panamax tanker Inca underwent dry-docking, whereas in the third quarter of 2012 four vessels underwent dry-docking (Izumo Princess, Socrates, Silia T, Bosporos) incurring non-deferrable repair costs. In the first nine months of 2013, only four vessels underwent dry-docking (Triathlon, Selesao, Maya and Inca), compared to ten vessels in the first nine months of 2012, including the first dry-docking of the LNG carrier Neo Energy which was more expensive compared to the dry-dockings of crude and product carrier tankers. Expenses incurred during dry-dockings, which were not deferred, were significantly lower in the third quarter and the first nine months of 2013 compared to the same periods in 2012 as a result of the lower number of dry-dockings performed during 2013 and the type of vessels that were dry-docked.

Vessel operating expenses per vessel per day have fallen from an average of $8,677 for the year 2009, the year before the inception and engagement of Tsakos Columbia Shipmanagement S.A. (“TCM”) as technical manager, to $7,635 for the first nine months of 2013. A large part of the decline is attributable to TCM using its purchasing power to obtain better prices in the categories of repairs and maintenance, spares, stores, and lubricants.

Depreciation

Depreciation was $24.6 million during the quarter ended September 30, 2013 compared to $23.9 million during the quarter ended September 30, 2012, an increase of 2.6%. For the first nine months of 2013, depreciation was $70.8 million compared to $71.3 million in the prior year first nine months, a 0.8% decrease. In the fourth quarter of 2012, the residual value of the vessels was reassessed, effective October 1, 2012 and the estimated scrap value per light weight ton (LWT) was increased to $390 from $300. Management’s estimate was based on the average demolition prices prevailing in the market during the last ten years for which historical data were available. The decrease in quarterly depreciation expense is expected at approximately $0.95 million per quarter based on the Company’s fleet as at the year ended December 31, 2012. This saving was offset in the third quarter and partially in the first nine months of 2013, by the addition of the DP2 suezmax shuttle tankers Rio 2016 and Brasil 2014 in the first and second quarter of 2013, respectively.

Amortization of deferred charges

During both the quarters ended September 30, 2013 and 2012, amortization of deferred dry-docking charges was $1.3 million. For the first nine months of 2013, amortization of deferred dry-docking costs was $3.7 million compared to $3.5 million for the first nine months of 2012. For the most part the total quarterly and nine month period charges relate to the same charges for the same vessels.

Impairment

Our tests did not indicate that an impairment charge was required for any particular vessel at September 30, 2013. At December 31, 2012, it was determined that the carrying value of the VLCC tanker Millennium was in excess of its estimated fair market value and that the vessel would not generate adequate cash flow over its expected remaining life in excess of its carrying value. As a result, its carrying value was reduced to fair market at December 31, 2012.

Management fees

Management fees totaled $4.0 million during both third quarters of 2013 and 2012. For the nine months ended September 30, 2013, management fees were $11.8 million, virtually unchanged from the $11.9 million in the previous year’s first nine months. In both periods, the departure of the VLCCs since the third quarter of last year is offset by the impact of the new shuttle tankers.

The Company pays to Tsakos Energy Management Ltd. fixed fees per vessel under a management agreement between the companies. The fee pays for services that cover both the management of the individual vessels and of the enterprise as a whole. According to the amended management agreement (from January 2007), there is a prorated adjustment if at the beginning of the year the Euro has appreciated by 10% or more against the U.S. Dollar since January 1, 2007, and an increase each year by a percentage figure reflecting 12 month Euribor, if both parties agree.

In the first nine months of 2013, all the fleet apart from the LNG carrier Neo Energy was managed by TCM. From July 30, 2013 the VLCC Millennium and from September 22, 2013 the suezmax Eurochampion 2014 are managed by third party managers. In the first nine months of 2012, all the fleet was managed by TCM apart from the LNG carrier Neo Energy. Since January 1, 2012, monthly fees for operating conventional vessels were $27,500 per month. The monthly fee relating to chartered-in or chartered-out on a bare-boat basis or for vessels under construction was $20,400. In the first quarter of 2012, management fees for the LNG carrier were $32,000 per month of which $7,000 were paid to the Management Company and $25,000 to a third party manager. From April 1, 2012 management fees for the LNG carrier are $35,000 of which $10,000 are payable to the management company and $25,000 to the third party manager. Management fees for the DP2 suezmax shuttle tankers are $35,000 per month and applied from the delivery of the vessels. Since the expiry of the bare-boat charter of the VLCC Millennium in July 2013, management fees are $27,500 per month of which $13,666 are payable to a third party manager. Management fees for the suezmax Eurochampion 2004 are $27,500 per month of which $12,000 are payable to a third party manager, effective September 22, 2013. Fees paid relating to vessels under construction are capitalized as part of the vessels’ costs.

General and administrative expenses

General and administrative expenses consist primarily of professional fees, office supplies, investor relations, advertising costs, directors’ liability insurance, directors’ fees and travel-related expenses. General and administrative expenses were $1.2 million during the quarter ended September 30, 2013 compared to $1.0 million during the previous year’s third quarter, an increase of 15.3% mainly due to increased travelling and professional expenses. For the nine months ended September 30, 2013, general and administrative expenses were $3.3 million compared to $2.8 million during the previous year’s first nine months, an increase of 17.0% reflecting an increase in professional fees.

General and administrative expenses plus the management fees and the stock compensation expense (see below) represent the overhead of the Company. On a per vessel basis, the daily overhead was $1,184 for the third quarter of 2013, compared to $1,136 in the third quarter of 2012. The increase is due to higher total general and administrative expenses, as management fee rates remained almost unchanged. For the respective nine month periods, the daily overhead per vessel was $1,173 and $1,135, with the increase being due to the same reasons as in the equivalent three month periods.

Stock compensation expense

In the first nine months of 2013, there was no stock compensation expense as the last outstanding RSUs vested in the second quarter of 2012. The compensation expense in the first nine months of 2012 amounted to $0.2 million. The amortization charge for RSUs awarded to directors, officers and seafarers is based on their fair value which is based on the Company’s share price on issuance of the RSUs. For non-employees, the amortization rate is based on the share price at the vesting date and therefore the valuation is adjusted quarterly in line with movements in the share price until the vesting date.

Gain on sale of vessels

There were no sales of vessels in the third quarter of 2013 and 2012, nor in the nine months ended September 30, 2013 and 2012.

Operating income (loss)

Income from vessel operations was $9.7 million during the third quarter of 2013, compared to $0.8 million during the third quarter of 2012. During the first nine months of 2013, income from vessel operations was $28.0 million compared to $11.9 million during the first nine months of 2012.

Interest and finance costs

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
Interest expense	11.1	11.3	31.7	36.5
Less: Interest capitalized	(0.4)	(0.4)	(1.5)	(1.0)

Interest expense, net	10.7	10.9	30.2	35.5
Interest swap cash settlements non-hedging	1.4	2.6	4.1	6.8
Bunkers swap cash settlements	(0.1)	(0.6)	(0.1)	(2.0)
Bank charges	0.3	0.1	0.2	0.2
Amortization of loan fees	0.3	0.2	0.7	0.7
Amortization of deferred loss on de-designated interest rate swap	0.2	0.4	0.7	1.1
Change in fair value of non-hedging interest rate swaps	(1.5)	(2.3)	(4.9)	(5.7)
Change in fair value of non-hedging bunker swaps	(0.4)	0.0	0.0	1.2

Net total	10.9	11.3	30.9	37.8

Interest and finance costs were $10.9 million for the third quarter of 2013 compared to $11.3 million for the quarter ended September 30, 2012, a 4.3% decrease. Loan interest (excluding the impact of interest rate swaps) in the third quarter 2013 increased by 31.3% to $9.4 million from $7.1 million in the third quarter of 2012. The average balance of outstanding debt was $1,424 million for the third quarter of 2013 compared to $1,475 million for the previous year’s third quarter and the average loan interest rate increased to 2.6% from 1.9% in the previous year third quarter. The increase in loan interest is mainly due to the increased margins agreed with the lending banks following waivers for certain loan covenants obtained in April 2013, effective from December 31, 2012. Interest paid on hedging and non-hedging swaps amounted to $1.9 million in the third quarter of 2013 compared to $6.8 million in the third quarter of 2012, mainly due to the expiry of seven swaps in the second half of 2012. As a result, the average all-in loan finance cost in the third quarter of 2013, taking account of net swap interest paid on hedging and non-hedging interest rate swaps, was 3.5% compared to 3.7% in the previous year’s third quarter.

For the nine months to September 30, 2013, interest and finance costs were $30.9 million compared to $37.8 million in the prior year period, an 18.2% decrease. Loan interest actually increased to $26.9 million from $21.7 million due to a 30.4% increase in the average interest rates, offset by a 4.4% decrease in average loans. However, interest paid on hedging and non-hedging swaps decreased to $7.5 million from $21.7 million in the prior year’s first nine months, for the same reasons that apply in the three month periods. The average all-in loan finance cost in the first nine months of 2013, taking account of net swap interest paid on hedging and non-hedging interest rate swaps, was 3.3% compared to 3.8% in the previous year’s first nine months.

There was a non-cash positive net movement of $1.5 million in the fair value (mark-to-market) of the non-hedging interest rate swaps in the third quarter of 2013, compared to a positive movement of $2.3 million in the third quarter of 2012. In the nine months to September 30, 2013, there was a positive movement of $4.9 million compared to a positive movement of $5.7 million for the first nine months of 2012.

Amortization of the deferred loss on de-designation of an interest rate swap that became ineffective in 2010 amounted to $0.2 million in the third quarter of 2013 and $0.4 million in the third quarter of 2012. The amortization of the deferred loss on de-designation of the swap amounted to $0.7 million in the first nine months of 2013, and $1.1 million in the prior year nine months. The decrease in both the three and the nine month periods is due to the sale of one vessel and the repayment of the corresponding portion of the loan previously hedged by the swap in the fourth quarter of 2012 and as a result, a part of the accumulated negative valuation relating to this swap amounting to $0.7 million was transferred from other comprehensive loss to the Statement of Operations and the remaining quarterly amortization was reduced accordingly.

Also in the third quarter of 2013, there was a positive non-cash movement of $0.4 million on bunker swaps entered into since March 2009, which do not qualify as hedging instruments, and an actual receipt of $0.1 million on these swaps. In the third quarter of 2012, there was no material movement in the fair value of these swaps and cash received amounted to $0.6 million. For the nine months ended September 30, 2013, cash received amounted to $0.1 million compared to $2.0 million in the prior year’s first nine months while there was no material movement in their market value since December 31, 2012, compared to a positive valuation of $1.2 million in the prior year’s first nine months.

Capitalized interest is based on expenditure incurred to date on vessels under construction. In both the third quarter of 2013 and 2012, capitalized interest was $0.4 million. For the first nine months of 2013 and 2012, capitalized interest was $1.5 million and $1.0 million respectively. The increase is due to the large installments made on the two DP2 suezmax shuttle tankers Rio 2016 and Brasil 2014 which were delivered in the first and second quarter of 2013 respectively.

Amortization of loan expenses amounted to $0.3 million for the third quarter of 2013 and $0.2 million for the third quarter of 2012, and $0.7 million for both the first nine months of 2013 and 2012.

Interest income

Total income derived from bank deposits was $0.1 million during the third quarter of 2013 and $0.2 million during the quarter ended September 30, 2012. In the first nine months of 2013 interest income was $0.3 million compared to $1.1 million for the first nine months of 2012. The decrease is mainly due to the drop in average cash balances between the relevant periods.

Net income attributable to the non-controlling interest

There is a noncontrolling interest of 49% in the subsidiary Mare Success S.A., which owns 100% of each of the companies that own the panamax vessels Maya and Inca. Loss attributable to the non-controlling interest in the third quarter 2013 amounted to $0.4 million compared to income of $0.02 million in the third quarter 2012. For the nine months ended September 30, 2013, loss attributable to the non-controlling interest amounted to $1.1 million compared to $0.1 million of income in the first nine months of 2012. The net income decrease in both the three and nine month periods is attributable to higher finance costs as a result of the waivers obtained for its loan, as well as increased repairs and maintenance expenses during the scheduled special surveys of the vessels.

Net income attributable to Tsakos Energy Navigation Limited

As a result of the foregoing, net loss attributable to Tsakos Energy Navigation Limited for the quarter ended September 30, 2013 was $1.4 million, or $0.04 per share basic and diluted, taking into account the cumulative dividend of $1.0 million on our preferred Series B shares, versus a net loss of $10.4 million, or $0.18 per share basic and diluted, for the quarter ended September 30, 2012. Net loss attributable to Tsakos Energy Navigation Limited for the nine months ended September 30, 2013 was $1.9 million, or $0.06 per share basic and diluted, taking into account the cumulative dividend of $1.6 million on our Series B preferred shares versus a net loss of $24.9 million, or $0.48 per share basic and diluted, for the nine months ended September 30, 2012.

Liquidity and capital resources

Liquidity requirements relate to servicing debt, funding the equity portion of investments in vessels, funding working capital and controlling fluctuations in cash flow. In addition, our new building commitments, other expected capital expenditures on dry-dockings and vessel acquisitions will require us to expend cash in 2013 and in future years. Net cash flow generated by operations is the main source of liquidity. Apart from the possibility of issuing further equity, additional sources of cash include proceeds from asset sales and borrowings, although all borrowing arrangements to date have specifically related to the acquisition of vessels.

We believe, given our current cash holdings and the number of vessels we have on time charter, that if market conditions remain relatively stable throughout 2013 and the first nine months of 2014, our financial resources, including the cash expected to be generated within this period, will be sufficient to meet our liquidity and working capital needs through September 30, 2014, taking into account our existing capital commitments and debt service requirements. If market conditions worsen significantly, then our cash resources may decline to a level that may put at risk our ability to service timely our debt and capital expenditure commitments. In order to avoid such an eventuality, management would expect to be able to raise extra capital through the alternative sources described above.

Net working capital (non-restricted net current assets) amounted to a negative of $10.4 million, at September 30, 2013, compared to $51.1 million, negative as at December 31, 2012. Non-restricted cash balances at September 30, 2013 were $167.3 million compared to $144.3 million at December 31, 2012.

Net cash provided by operating activities was $31.7 million in the quarter ended September 30, 2013, compared to $4.8 million in the previous year’s third quarter. For the nine month respective periods, net cash from operating activities was $104.2 million in 2013, compared to $39.5 million in the first nine months of 2012. In both periods the increase was due to increased revenue and positive movement in working capital.

Expenditure incurred for dry-dockings for survey purposes, which are deferred and amortized to expense over the period from the dry-docking to the date of the next scheduled dry-docking, is deducted from net income to calculate cash generated by operating activities. Actual payments to ship-yards where dry-dockings are performed are made in installments, starting usually with a payment in advance and with final settlement usually at or after completion of the dry-docking. In the third quarter of 2013, $0.9 million was paid for the dry-docking of the panamax tanker Inca compared to payments of $2.6 million in the third quarter of 2012, for the dry-dockings of the aframax tanker Izumo Princess, the panamax tanker Socrates, the suezmax tanker Silia T and the handysize tanker Bosporos which were performed in the third quarter of 2012 and a balance of $0.4 million for the dry-docking of the LNG carrier Neo Energy which was performed in the first quarter of 2012. For the nine months periods, $3.7 million was paid in 2013 for the dry-dockings of four vessels compared to $7.6 million in the previous year’s first nine months for the drydockings of nine vessels.

Net cash used in investing activities was $15.6 million for the quarter ended September 30, 2013, and $50.6 million for the quarter ended September 30, 2012. In the third quarter of 2013, net funds for acquisitions and improvements on existing vessels amounted to $1.1 million, relating to improvements on existing vessels compared to $0.2 million in the prior year third quarter.

In the third quarter of 2013, expenditure for vessels under construction amounted to $16.1 million relating to new-building advances for one LNG carrier, compared to $50.3 million of new-building advances for the two suezmax DP2 shuttle tankers and for the newly signed LNG carrier in the third quarter of 2012. For the nine month period of 2013, new-building advances amounted to $36.7 million in 2013 and $51.3 million in 2012. There was one LNG carrier on order as at September 30, 2013 and three vessels on order as at September 30, 2012. The contract for the LNG carrier has been renegotiated in terms of specifications and timing. Its expected delivery will be in the first quarter of 2016 and its final purchase price has yet to be determined and will reflect the agreed-upon changes in its specifications. In the nine months of 2013, we had made progress payments of $32.1 million. There is no further installment due in 2013. The schedule for the remaining payments is dependent on whether we exercise by January 31, 2014 an option we have with the shipyard for the construction of an additional LNG carrier with expected delivery in 2017. At September 30, 2013, there is also an order for a shuttle tanker which is currently being renegotiated, with the shuttle tanker being cancelled and two alternative vessels being considered instead. The final aggregate contract price for the alternative constructions is expected to be similar to the original contract price of $88.0 million for the cancelled shuttle tanker. A first installment of $4.5 million has been paid in the first quarter of 2013 and this amount will remain as the first installment of whatever new constructions are decided upon. The remainder of the installment schedule has yet to be determined.

Also in the third quarter of 2013, we sold our marketable securities for $1.6 million realizing a gain of $0.1 million.

Net cash provided by financing activities was $10.1 million in the quarter ended September 30, 2013, compared to $15.6 million used in financing activities during the quarter ended September 30, 2012. Net cash provided by financing activities was $61.6 million in the nine months ended September 30, 2013, compared to $10.8 million used in financing activities during the nine months ended September 30, 2012. In the third quarter of 2013, $43.6 million was paid as scheduled loan repayments and another $26.8 million as the balloon payment on a loan facility, used for the financing of the aframax tanker Sakura Princess and other vessels, sold in prior periods. For the re-financing of the Sakura Princess $18.0 million was drawn down on a new term bank loan, arranged in September 2013 leaving a net payment of $8.8 million out of equity funds. Scheduled loan repayments in the third quarter of 2012 amounted to $29.6 million and $27.6 million of new debt was drawn down as pre-delivery financing for the two suezmax DP2 shuttle tankers Rio 2016 and Brasil 2014.

Total debt outstanding decreased by $34.4 million from $1,439 million at the beginning of the third quarter 2013 to $1,404 million by the quarter end. The debt to capital (equity plus debt) ratio was 57.9% at September 30, 2013 (or 54.7% on a net of cash basis). During the third quarter of 2013 a new interest rate swap was entered into in order to hedge the future cash flows relating to the interest rate fluctuations on one of our loans. Interest rate swap coverage, including fixed interest loans coverage, on outstanding loans at September 30, 2013 was approximately 34%.

On May 2, 2013, the Company completed an offering of 2,000,000 of its 8% Series B cumulative redeemable perpetual preferred shares, par value $1.00 per share and liquidation preference $25.00 per share. The net proceeds from the sale of these shares, after deducting underwriting discounts and expenses were $47.0 million. The Company plans to use the net proceeds of the offering for general corporate purposes, which may include making vessel acquisitions or investments. The Company paid its first dividend of $0.9 million on those shares on July 30, 2013. The second quarterly dividend of $1.0 million was paid on October 30, 2013.

On August 8, 2013 the Company entered into a distribution agency agreement with a leading investment bank as manager, providing for the offer and sale from time to time of up to 4,000,000 common shares of the Company, par value $1.00 per share, at market prices. As of September 30, 2013 the Company sold 481,804 common shares under this agreement for net proceeds of $2.0 million. From October 1, 2013 up to December 4, 2013 the Company sold an additional 492,207 common shares under the distribution agency agreement for net proceeds of approximately $2.6 million. The net proceeds of such sales reflect the payment of a 2.5% commission to the manager, and other issuance expenses.

On September 30, 2013, the Company completed an offering of 2,000,000 of its 8.875% Series C cumulative redeemable perpetual preferred shares, par value $1.00 per share and liquidation preference $25.00 per share. The net proceeds from the sale of these shares, after deducting underwriting discounts and expenses were $47.9 million. The Company plans to use the net proceeds of the offering for general corporate purposes, which may include making vessel acquisitions or investments. The first dividend on those shares is scheduled for January 30, 2014.

On April 18, 2012, the Company completed an offering of 10 million common shares at a price of $6.50 per share. The net proceeds from the sale of these common shares in this offering, after deducting underwriting discounts and estimated expenses relating to the offering, was $62.3 million.

Quarterly dividends of $0.05 per common share each were paid on June 5 and September 12, 2013 amounting to $5.7 million in total. On November 22, 2013, the Company announced a $0.05 per common share dividend payable on December 17, 2013 to common shareholders of record on December 12, 2013. The dividend policy of the Company is to pay dividends on a quarterly basis. The payment and the amount are subject to the discretion of our board of directors and depend, among other things, on available cash balances, anticipated cash needs, our results of operations, our financial condition, and any loan agreement restrictions binding us or our subsidiaries, as well as other relevant factors.

CAPITALIZATION

The following table sets forth our (i) cash and cash equivalents, (ii) restricted cash and (iii) consolidated capitalization as of September 30, 2013 on:

•	an actual basis; and

•	an as adjusted basis giving effect to (i) scheduled debt repayments of $16.8 million, (ii) the payment of $1.0 million of preference dividends, and (iii) the issuance of 492,207 common shares for net proceeds of $2.6 million under our distribution agency agreement.

Other than these adjustments, there has been no material change in our capitalization from debt or equity issuances, re-capitalization or special dividends between September 30, 2013 and December 3, 2013.

This table should be read in conjunction with our consolidated financial statements and the notes thereto, “Results of operations—management’s discussion and analysis” above, and “Item 5. Operating and Financial Review and Prospects”, included in our Annual Report on Form 20-F for the year ended December 31, 2012.

	As of September 30, 2013
In thousands of U.S. Dollars	Actual	Adjusted
Cash
Cash and cash equivalents	$167,323	$152,042
Restricted cash	5,771	5,771

Total cash	$173,094	$157,813

Capitalization
Debt:
Long-term secured debt obligations (including current portion)	$1,404,234	$1,387,386

Stockholders equity:
Preferred shares, $1.00 par value; 15,000,000 shares authorized (including 2,300,000 Series B Preferred Shares and 2,300,000 Series C Preferred Shares), 2,000,000 Series B Preferred Shares and 2,000,000 Series C Preferred Shares issued and outstanding on an actual and on an as adjusted basis	4,000	4,000
Common shares, $1.00 par value; 85,000,000 shares authorized and 56,925,041 shares issued and outstanding on an actual basis; 57,417,248 shares issued and outstanding on an as adjusted basis	56,925	57,417
Additional paid-in capital	496,782	498,857
Accumulated other comprehensive loss	(8,798)	(8,798)
Retained earnings	469,335	468,335
Non-controlling interest	1,221	1,221

Total stockholders’ equity	1,019,465	1,021,032

Total capitalization	$2,423,699	$2,408,418